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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 000-26293
                                                      CUSIP Number: 25387C103


(Check One):  [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K     [ ] Form 10-Q
              [ ] Form 10D    [ ] Form N-SAR   [ ] Form N-CSR

      For Period Ended:     December 31, 2007
                       --------------------------------------

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      -----------------------

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Nutradyne Group, Inc.
                        --------------------------------------------------------

Former Name if Applicable: Digital Learning Management Corporation
                          ------------------------------------------------------

Address of Principal Executive Office
(Street and Number): 927 Canada Court
                    ------------------------------------------------------------

City, State and Zip Code: City of Industry, California 91748
                         -------------------------------------------------------

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                                     PART II
                             RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
   [X] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Nutradyne Group, Inc. (the "Company") completed an acquisition transaction during the three months ended December 31, 2007 and could not review and complete its Annual Report on Form 10-K without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. Additionally, the Company is continuing to work on its financial statements for the year ended December 31, 2007. Therefore, the Company is unable to file its Form 10-K for the year ended December 31, 2007 within the prescribed time period. Although the Company intends to file its Annual Report on Form 10-K within the fifteen calendar days following the prescribed due date for such report, it may not be able to do so.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Samuel Liu            626                581-9098
         ----------------- -------------------- ----------------------
               (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [_] Yes [X] No

      The financial statements required by Item 9.01 have not been filed with respect to the Company's Current Report on Form 8-K originally filed on November 26, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2007, the Company closed a transaction pursuant to which it became the parent of Chang-chun Yongxin Dirui Medical Co., Ltd, a company organized under the laws of the People's Republic of China ("Yongxin"), which is engaged in the operation of wholesale and retail distribution of pharmaceutical and other medical products. As the financial statements that will be included in the Company's Annual Report on Form 10-K will be the consolidated financials of Nutradyne Group, Inc. (formerly Digital Learning Management Corporation), it is anticipated that there will be a significant change in results of operations from the results reported by the Company for the corresponding period ending December 31, 2006.

                              Nutradyne Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008                           By: /s/ Samuel Liu
      ----------------                             ----------------------------
                                                   Samuel Liu
                                                   President and
                                                   Chief Operating Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                 INTENTIONAL MISINFORMATION OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).